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SEC Mail Processing Section MAR 26 2018 Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17758

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StockCross Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9464 Wilshire Blvd
(No. and Street)

Beverly Hills (City) CA (State) 90212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Colombino 310-432-2192 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buchbinder, Tunick & Company LLP
(Name – *if individual, state last, first, middle name*)

One Pennsylvania Plaza; Suite 3500 (Address) New York (City) NY (State) 10119 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Colombino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StockCross Financial Services, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

ED SHAUGHNESSY
Commission # 2079682
Notary Public - California
Los Angeles County
My Comm. Expires Sep 24, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Los Angeles)

On 3/15/18 before me, Ed Shaughnessy, Notary Public
Date *Here Insert Name and Title of the Officer*

personally appeared Michael V. Colombino
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

ED SHAUGHNESSY
Commission # 2079682
Notary Public - California
Los Angeles County
My Comm. Expires Sep 24, 2018

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______
Document Date: ______ Number of Pages: ______
Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

BUCHBINDER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Stockcross Financial Services, Inc.
Beverly Hills, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stockcross Financial Services, Inc. as of December 31, 2017, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stockcross Financial Services, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Stockcross Financial Services, Inc.'s management. Our responsibility is to express an opinion on Stockcross Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stockcross Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Stockcross Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Stockcross Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

We have served as Stockcross Financial Services, Inc.'s auditor since 2017.

Little Falls, New Jersey
March 15, 2018

One Pennsylvania Plaza
Suite 3500
New York, New York 10119
212.695.5003

6720-A Rockledge Drive
Suite 510
Bethesda, Maryland 20817
240.200.1400

150 Clove Road
5th Floor
Little Falls, New Jersey 07424
973.812.0100

Buchbinder Tunick & Company LLP
Certified Public Accountants
buchbinder.com
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STOCKCROSS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash	$	2,265,450
Cash and securities segregated under federal and other regulations (cash of $186,772,356 and securities with a fair value of $66,110,784)		252,883,140
Receivable from broker-dealers and clearing organizations		2,697,062
Receivable from customers		71,312,641
Receivable from non-customers		107,992
Securities owned-marketable, at fair value		4,712,439
Securities borrowed		215,568,492
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization		415,635
Assets related to discontinued operations		193,227
Other assets		1,165,840
	$	551,321,918
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Payable to customers	$	320,253,489
Payable to non customers		11,246,632
Drafts payable		2,985,755
Payable to broker-dealers and clearing organizations		672,320
Securities loaned		195,606,317
Liabilities related to discontinued operations		874,586
Securities sold, not yet purchased, at fair value		75,409
Accounts payable, accrued expenses and other liabilities		1,059,041
	$	532,773,549
Stockholder's Equity		
Common stock; $.0016 par value, 20,000,000 shares authorized, 6,152,500 shares issued and outstanding		9,844
Paid-in capital		14,726,520
Retained earnings		4,379,005
Less: stock subscription receivable		(567,000)
		18,548,369
	$	551,321,918

See notes to financial statements

STOCKCROSS FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

REVENUES	
Interest income	$ 4,028,836
Market making	2,096,453
Principal transactions	1,872,242
Commissions	1,649,423
Other income	945,707
Total operating revenues	10,592,661
EXPENSES	
Employee compensation and benefits	5,456,563
Other expenses	2,322,345
Occupancy	1,158,768
Clearing costs	994,946
Data processing	960,972
Interest expense	18,240
Taxes	95,444
Total operating expenses	11,007,278
LOSS FROM CONTINUING OPERATIONS	(414,617)
DISCONTINUED OPERATIONS	
Income from discontinued operations, net of income tax	537,891
NET INCOME	$ 123,274

See notes to financial statements

STOCKCROSS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities	
Net income	$ 123,274
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	80,602
Gain on disposal of property and equipment	(7,220)
Changes in operating assets and liabilities:	
Cash and securities segregated under federal and other regulations	27,014,033
Receivable from broker - dealers and clearing organizations	(396,581)
Receivable from customers	(5,171,422)
Receivable from non-customers	(88,902)
Securities owned, at market value	(98,230)
Securities borrowed	(203,661,492)
Other assets	992,886
Payable to customers	(18,290,833)
Payable to non customers	4,636,749
Drafts payable	(773,608)
Payable to broker - dealers and clearing organizations	354,471
Securities loaned	194,086,817
Securities sold, but not yet purchased	(670,273)
Accounts payable, accrued expenses and other liabilities	(220,972)
Total adjustments	(2,213,975)
Net cash used in continued operations	(2,090,701)
Net cash provided by discontinued operation	681,359
Net cash used in operating activities	(1,409,342)
Cash flows from investing activities	
Sale of property	659,065
Net cash provided by investing activities	659,065
Cash flows from financing activities	
Payments received for subscribed stock-warrant exercise	567,000
Payments received for subscribed stock	456,433
Expenses related to sale of customer accounts	(299,154)
Net cash provided by financing activities	724,279
NET CHANGE IN CASH	(25,998)
CASH - BEGINNING	2,291,448
CASH - END	$ 2,265,450

See notes to financial statements

STOCKCROSS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS (continued)
YEAR ENDED DECEMBER 31, 2017

Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest expense	$	18,240
Income taxes	$	14,776
Non-cash transactions:		
Restricted common stock of Siebert Financial Corp. received for asset purchase agreement	$	16,428,409
Change in fair value of Siebert Financial Corp. restricted common stock	$	801,386
Distribution of Siebert Financial Corp. stock to shareholders	$	17,229,795
Stock subscriptions issued for common stock	$	567,000
Goodwill transferred, at cost	$	8,029,258

See notes to financial statements

STOCKCROSS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
YEAR ENDED DECEMBER 31, 2017

	Number of Shares	Common Stock	Paid-in capital	Retained earnings	Stock subscription receivable	Total
Balance - beginning	5,802,500	$9,284	$21,921,492	$4,255,732	$(456,433)	$25,730,075
Net loss from continuing operations				(414,618)		(414,618)
Net income from discontinued operations				537,891		537,891
Sale of customer accounts, net of expenses			8,901,383			8,901,383
Issuance of common stock pursuant to the exercise of cash warrants	350,000	560	1,133,440		(567,000)	567,000
Payments received, stock subscription receivable					456,433	456,433
Siebert shares distributed to shareholders			(17,229,795)			(17,229,795)
Balance - end	6,152,500	$ 9,844	$ 14,726,520	$4,379,005	$(567,000)	$18,548,369

See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

StockCross Financial Services, Inc. (the "Company") is a securities broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA").

The Company is located in Beverly Hills, California, with offices throughout the United States and worldwide customers.

On June 26, 2017, the Company entered into an asset purchase agreement with Muriel Siebert and Company, Inc. ("Siebert") and Siebert Financial Corp. ("SFC") whereby the Company sold a majority of its retail and investment advisory accounts to Siebert. The asset purchase agreement was subject to certain customary conditions to closing. The Company recognized the sale on November 30, 2017.

As described in Note 13 and 14, the Company is affiliated with Muriel Siebert & Co. ("Siebert") through common ownership. Muriel Siebert & Co. is a wholly owned subsidiary of Siebert Financial Corp. ("SFC ").

The financial results of these assets sold and subsequent revenue and expenses directly attributable to these assets are classified as discontinued operations in the Statement of Operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09) to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-014), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. Management of the Company has assessed the impact of adoption of these standards and believes that there will be no material impact on the financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which replaces the existing guidance in ASC 840, Leases. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than twelve months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The guidance will be effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. Management of the Company is currently evaluating the impact of ASU 2016-02 will have on its financial statements and related disclosures.

Cash

Cash represents cash on hand and cash held in banks. At times, cash balances may exceed Federal Deposit Insurance Corporation insured limits.

Discontinued Operations

The Company follows the guidance of Accounting Standards Codification (ASC) Topic 205 Presentation of Financial Statements and Topic 360 Property, plant, and equipment: Reporting discontinued operations and disposals of components of an entity. This standard requires that the results of operations, including impairment, gains and losses related to the properties that have been sold or properties that are intended to be sold, be presented as discontinued operations in the statement of operations for all periods presented and that assets and liabilities of properties intended to be sold are to be separately classified on the balance sheet. Properties designated as held for sale are carried at the lower of cost or fair value less costs to sell and are not depreciated.

The net result of operations of the assets disposed of are recorded as income or loss from discontinued operations and are reported separately on the Statement of Operations. As a result of the Company and Siebert being affiliated through common control, the purchase consideration received from the sales proceeds of discontinued operations has been recorded net of transaction expenses and transferred goodwill at cost as Additional-Paid in Capital in the Statement of Changes in Stockholders' Equity.

Revenue

Securities Transactions, Commissions and Market Making
Customers' securities transactions are recorded on a settlement date basis, generally two business days following the transaction. Commissions, other securities transactions and related clearing expenses are recorded on a trade-date basis as the securities transactions occur. Securities owned are recorded at current market value.

Interest Income
Interest income represents the actual interest generated in clients' margin accounts. Interest income is recorded monthly based on the average daily balances held in client accounts.

Other Income
Other income represents fees generated from investment advisory services and administrative fees generated from client accounts. Transactional fees are recorded concurrently with the related activity and an annual maintenance fee is charged to inactive client accounts on an annual basis at fiscal year-end. Other income also consists of investment advisory fees and are recorded quarterly based on the amount of assets under management.

Principal Transaction
Principal transactions represent actual mark-up and mark-down on sales to client accounts. Principal transaction mark-up and mark-downs are recorded on the settlement date of the transactions.

Securities Borrowed and Loaned

Securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. Securities loaned are recorded at the amount of cash collateral received. For securities borrowed and loaned, the Company monitors the market value, with additional collateral obtained or refunded as necessary.

Goodwill

In accordance with the Financial Accounting Standards Board "FASB" Accounting Standards Codification "ASC" section 350, "Goodwill and Other Intangible Assets", the Company does not amortize goodwill and indefinite-lived intangible assets. Instead, these assets are reviewed for impairment annually or more frequently when events or circumstances indicate that the carrying amount more likely than not exceeds it fair value.

On November 30, 2017, the Company completed an asset sale with Siebert consisting of the majority of its retail client accounts. The goodwill at the date of the transaction consisted solely of goodwill related to those assets sold. As a result of the Company and Siebert being affiliated through common control, goodwill amounting to $8,029,258 has been recorded net of consideration received to Additional Paid-In Capital in the Statement of Changes in Stockholders' Equity.

Income Taxes

The Company elected to be taxed as an "S" Corporation for federal income tax purposes and in various states. As an S corporation, the Company is not subject to federal income taxes and passes through substantially all taxable items to the shareholders of the Company. The Company is subject to state and local income taxes in various states and localities.

The Company recognizes the effect of tax positions only when they are more likely than not to be sustained under audit by the taxing authorities. At December 31, 2017, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and tax years prior to 2013 are no longer subject to examination by taxing authorities. There are presently no income tax examinations in process.

Property and Equipment

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the lesser of the estimated useful lives of the related assets or the non-cancelable remaining lease terms, as appropriate.

Drafts Payable

Drafts payable represent checks drawn by the Company against customer accounts which remained outstanding and had not cleared the bank subsequent to year end.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities whose contra-

parties include broker-dealers, banks and other financial institutions.

In the event contra-parties do not fulfill their obligations, the Company may sustain a loss if the market value of the instrument is different from the contract value of the transaction. The risk of default primarily depends upon the credit worthiness of the contra-parties involved in the transactions. It is the Company's policy to review, as necessary, the credit standing of each contra-party with which it conducts business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, established a framework for measuring fair value, and established a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can assess at the measurement date.

Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market

participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available; the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Municipal Securities. The fair value of municipal securities are determined using recently executed transactions, market price quotations (when observable), bond spreads from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used is for the same maturity as the bond. Municipal Securities are generally categorized in level 2 of the fair value hierarchy.

Corporate Bonds and Convertible Preferred Stock. The fair value of corporate bonds and convertible preferred stock are determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data is not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds and convertible preferred stocks are generally categorized in level 2 of the fair value hierarchy.

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are in level 2 or level 3 of the fair value hierarchy.

Certificates of Deposit. Certificates of deposit included in investments are valued at cost, which approximates fair value. These are included within segregated investments in level 2 of the fair value hierarchy.

Unit Investment Trusts. Units of unit investment trusts are carried at redemption value, which represents fair value. Units of unit investment trusts are classified as Level 1 within the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets				
Segregated Securities				
Certificates of Deposit	$ -	$ 3,560,947	$ -	$ 3,560,947
US Treasury Notes	62,611,330	-	-	62,611,330
Securities owned				
US Treasury Notes	2,887,950	-	-	2,887,950
Municipal obligations	-	81,161	-	81,161
Corporate obligations	-	116,260	-	116,260
Equity securities	1,143,900	421,675	-	1,565,575
Total	$66,643,180	$ 4,180,043	$ -	$ 70,823,223
Liabilities				
Securities sold, not yet purchased				
US Treasury Notes	$ 228	$ -	$ -	$ 228
Equity securities	-	64,504	-	64,504
Unit Investment Trusts	10,677	-	-	10,677
Total	$ 10,905	$ 64,504	$ -	$ 75,409

Changes in Level 3 Equity Assets 01/01/2017 - 12/31/17

Balance - January 1, 2017	$382,476
Unrealized loss	(382,476)
Balance - December 31, 2017	$ -

4. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company rents office space and leases computers and other equipment under various operating leases. Rent expense for the year ended December 31, 2017 was approximately $1,596,000, commitments going forward are:

2018	$ 674,000
2019	515,000
2020	471,000
Thereafter	76,000
	$1,736,000

Litigation and Regulatory Matters

The Company is subject to various claims and arbitrations in the normal course of business. The Company believes that the resolution of these matters will not have a material adverse effect on these financial statements.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into various transactions to meet the needs of customers, conduct trading activities, and manages market risks and is, therefore, subject to varying degrees of market and credit risk.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

6. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2017, amounts receivable from and payable to broker-dealers and clearing organizations include the following:

Receivables:		
Clearing organizations	$	1,841,164
Brokers and dealers		75,000
Securities failed to deliver		780,898
	$	2,697,062
Payables:		
Securities failed to receive	$	388,909
Due to Siebert		283,411
	$	672,320

7. PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan, which covers substantially all employees. Employee contributions to the plan are at the discretion of eligible employees. There were no contributions by the company to the plan for the year ended December 31, 2017.

The Company terminated the plan effective December 31, 2017 after entering into an employment agreement with Kennedy Cabot Acquisition Company ("KCA"). The Company entered into a joint-employment agreement and all StockCross employees from January 1, 2018 forward are eligible to participate in KCA's 401(K) plan.

8. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables

9. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash equivalents (interest bearing deposit accounts) and securities owned in the amount of $252,883,140 (cash $186,772,356, securities with a fair value $66,110,784) have been segregated in special reserve accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

10. RECEIVABLE FROM AND PAYABLE TO NON CUSTOMERS

Accounts receivable from and payable to non customers includes amounts due on cash and margin transactions on accounts owned and controlled by principal officers, directors and stockholders of the company. Securities owned by non customers are held as collateral for receivables.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments, securities owned and securities sold but not yet purchased, are recorded at fair value in the Statement of Financial Condition. The fair value option is an accounting election that allows the reporting entity to apply fair value accounting for certain financial assets and liabilities on an instrument-by-instrument basis. As of December 31, 2017, the Company did not elect the fair value option for any of its financial assets or liabilities not already recorded at fair value.

The following represents financial instruments in which the ending balance at December 31, 2017 is not carried at fair value on the Statement of Financial Condition:

Short-term financial instruments: The carrying value of short-term financial instruments, including cash and cash segregated pursuant to federal regulations are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates.

Receivables and other assets: Brokerage client receivables, receivables from broker-dealers and clearing organizations, securities borrowed, other receivables and certain other assets are recorded at amounts that approximate fair value.

Payables: Brokerage client payables, payables due to broker-dealers and clearing organizations and certain other liabilities are recorded at amounts that approximate fair value due to their short-term nature.

12. INCOME TAXES

Income tax expense included in the accompanying Statements of Operations for the year ended December 31, 2017 is as follows:

Continuing operations:	
Current:	
State and local	$ 95,444
Discontinued operations:	
Current:	
State and local	8,718
Total income tax expense	$104,162

13. SALE OF CUSTOMER ACCOUNTS / DISCONTINUED OPERATIONS

On June 26, 2017, the Company entered into an asset purchase agreement with Muriel Siebert & Co., Inc. ("Siebert") to sell a portion of retail and investment advisory accounts to Siebert. The Company and Siebert are affiliated through common control. As part of the asset purchase agreement, Siebert acquired approximately 17,000 customer accounts, the associated registered representatives and supervisory personnel, six office locations and one office under shared lease arrangement of the Company (herein referred as "Acquired assets"). Custody, clearance and control of transferring client assets shall remain at the Company. The Company retains an independent unit of discount brokerage operations, all equity compensation plan clients, and market making.

The sale of assets to an entity under common control is accounted for on the carryover basis of accounting, whereby the transfer of assets and liabilities are recorded at historical carrying amounts in the books of transferring entity.

The sale of assets was completed on November 30, 2017 for a total consideration received of $16,433,481, paid by delivering 5,072,062 restricted shares of SFC valued at $3.24 per share after accounting for valuation discount for restriction. The entities are under common control and as a result the consideration received net of costs and goodwill has been recorded in Additional Paid-in Capital amounting at $8,901,383 as disclosed in the Statement of Changes in Stockholders' Equity.

Revenue and expenses that specifically relates to the assets sold have been allocated. The results of operations for assets sold for the years ended December 31, 2017 are included in Statement of Operations as net income from discontinued operations. Net income from discontinued operations resulting from asset purchase agreement for the year ended December 31, 2017 is as follows:

Revenue relating to discontinued operations	$15,172,521
Expenses relating to discontinued operations	(14,625,912)
Net income from discontinued operations, before income tax expense	546,609
Income tax expense	(8,718)
Net income from discontinued operations, net of tax	$ 537,891

The following table presents the aggregate carrying amounts of the major classes of assets and liabilities relating to discontinued operations remaining at December 31, 2017:

Assets:	
Receivable from broker-dealers and clearing organizations	$193,227
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$874,586

14. RELATED PARTY TRANSACTIONS

On December 1, 2017, the Company declared a dividend to distribute 5,072,062 shares of restricted Siebert common stock received as consideration from the asset sale. The Company recorded a dividend distribution of $17,229,795 to the stockholders based on a discounted share price of $3.40 resulting from a two year sale restriction.

As of December 31, 2017, the Company has a Payable to Siebert of $283,411 recorded as Payable to Broker-dealers and Clearing Organizations in the Statement of Financial Condition.

A consulting fee of $250,000 was paid to a related party of the majority stockholders of the Company.

15. NET CAPITAL REQUIREMENTS

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rules of the SEC (Rule 15c3-1) of the Securities Act of 1934. Under the alternate method permitted by this rule, net capital, as defined, shall not be less than 2% of aggregate debit items arising from customer transactions. At December 31, 2017, the Company's net capital was $15,324,261, which was $13,344,257 in excess of its required net capital of $1,980,004. The Company's percentage of aggregate debit balances to net capital was 15.48% as of December 31, 2017.

The Company is subject to Rule 15c3-3 of the SEC which requires segregation of funds in a special reserve account for the exclusive benefit of customers (Rule 15c3-3). At December 31, 2017, the Company had segregated cash of $186,772,356 under rule 15c3-3. On December 31, 2017, the Company had $252,883,140 in the special reserve account which was $9,238,183 in excess of the deposit requirement of $243,644,957.

16. SUBSEQUENT EVENTS

The Company has evaluated events that have occurred subsequent to December 31, 2017 and through March 15, 2018, the date of the filing of this report. All material subsequent events that occurred during such period have been disclosed in this report or recognized in the financial statements as of December 31, 2017.

Additional subsequent events are as follows:

On January 31, 2018, individual shareholders of StockCross sold shares of the Company to Tzero.com, Inc. ("TZero"). TZero's total investment represents 24% of the issued and outstanding shares of the Company.

Effective January 1, 2018, the Company revoked its election to be taxed as an S-Corporation.

STOCKCROSS FINANCIAL SERVICES, INC. Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

NET CAPITAL	
Total stockholders' equity	$ 18,548,369
Deductions and/or charges:	
Non-allowable assets from Statement of Financial Condition	1,510,745
Other deductions and/or charges	333,161
	1,843,906
Net capital before haircuts on securities positions	16,704,463
Haircuts on securities	1,380,202
NET CAPITAL	$ 15,324,261
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT	
2 percent of aggregate debit items (or $250,000, if greater) as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital computation	1,980,004
Minimum dollar net capital requirement of reporting broker-dealer	$ 1,000,000
Net capital requirement	$ 1,980,004
Excess net capital	$ 13,344,257
Percentage of Net Capital to Aggregate Debits	15.48%
Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits	15.41%
Net capital in excess of the greater of:	
5% of combined aggregate debit items or 120% of minimum net capital req.	$ 10,374,252

Statement Pursuant to Paragraph (d)(4)of Rule 17a-5 :

There were no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2017, as amended.

See accompanying report of Independent Registered Public Accounting Firm

STOCKCROSS FINANCIAL SERVICES, INC. Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

CREDIT BALANCES	
Free credit balances and other credit balances in customers security accounts	$ 323,555,017
Stock Loaned	7,900,100
Customers' securities failed to receive	368,101
Other	7,851,913
Total Credit Items	$ 339,675,131
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	$ 63,379,444
Stock borrowed	26,994,267
Failed to deliver of customers' securities not older than 30 calendar days	774,555
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	7,851,913
Aggregate Debit Items	99,000,179
Less 3%	(2,970,005)
Total Debit Items	$ 96,030,174
RESERVE COMPUTATION	
Excess of total credits over total debits	$ 243,644,957
Amount held on deposit in "Reserve Bank Accounts", including $66,110,784 value of qualified securities, at end of reporting period	252,883,140
Amount of withdrawal	(7,000,000)
New amount in Reserve Bank Accounts after adding or subtracting withdrawal including $66,110,784 value of qualified securities	$ 245,883,140

Statement Pursuant to Paragraph (d)(4)of Rule 17a-5 :

There were no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2017, as amended.

See accompanying report of Independent Registered Public Accounting Firm

STOCKCROSS FINANCIAL SERVICES, INC.
Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2017

1 - Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was taken by respondent within the time frames specified under rule 15c3-3):

A. Number of items NONE

2 - Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3:

A. Number of items NONE

Statement Pursuant to Paragraph (d)(4)of Rule 17a-5 :
There were no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2017, as amended.

See accompanying report of Independent Registered Public Accounting Firm

BUCHBINDER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Stockcross Financial Services, Inc.
Beverly Hills, California

We have examined Stockcross Financial Services, Inc.'s statements, included in the accompanying Compliance Report, that (1) Stockcross Financial Services, Inc.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2017; (2) Stockcross Financial Services, Inc.'s internal control over compliance was effective as of December 31, 2017; (3) Stockcross Financial Services, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and (4) the information used to state that Stockcross Financial Services, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Stockcross Financial Services, Inc.'s books and records. Stockcross Financial Services, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Stockcross Financial Services, Inc. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or FINRA Customer Accounts Statements Rule 2340 that requires account statements to be sent to the customers of Stockcross Financial Services, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Stockcross Financial Services, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Stockcross Financial Services, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2017; Stockcross Financial Services, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017 was derived from Stockcross Financial Services, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Stockcross Financial Services, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Stockcross Financial Services, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Stockcross Financial Services, Inc.'s statements referred to above are fairly stated, in all material respects.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

Little Falls, New Jersey
March 15, 2018

One Pennsylvania Plaza
Suite 3500
New York, New York 10119
212.695.5003

6720-A Rockledge Drive
Suite 510
Bethesda, Maryland 20817
240.200.1400

150 Clove Road
5th Floor
Little Falls, New Jersey 07424
973.812.0100

Buchbinder Tunick & Company LLP
Certified Public Accountants
buchbinder.com
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STOCKCROSS FINANCIAL SERVICES, INC.
COMPLIANCE REPORT

StockCross Financial Services, Inc. has established and maintained *Internal Control Over Compliance.*

The Term *Internal Control Over Compliance* means internal controls that have the objective of providing the broker or dealer with reasonable assurance that non-compliance with §240.15c3-1, §240.15c3-3, § 240.17a-13, or any rule of the designated examining authority of the broker or dealer that requires account statements to be sent to the customers of the broker or dealer (FINRA Customer Account Statements Rule 2340) will be prevented or detected on a timely basis.

We confirm, to the best of our knowledge and belief, the following:

1. StockCross Financial Services, Inc.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2017.[1]
2. StockCross Financial Services, Inc.'s internal control over compliance was effective as of December 31, 2017
3. StockCross Financial Services, Inc.'s was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017
4. The information used to state that StockCross Financial Services, Inc.'s was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from StockCross Financial Services, Inc.'s books and records.

Michael Colombino, CFO [signature]

[1] While fully in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) at December 31, 2017, StockCross experienced technical errors in the SEC 15c3-3 computation from June 9, 2017 through July 7, 2017. The error arose as a result of improper coding of four joint accounts between officers/directors and their spouses as non-customers. Upon notification the procedures were changed immediately and the firm has been in compliance since notification and through December 31, 2017. We have determined the cause of this technical error to not be a deficiency or material weakness. Accordingly, we have concluded that StockCross Financial Services, Inc.'s internal control over compliance was effective during the fiscal year ended December 31, 2017.